PARKERVISION, INC.

7915 Baymeadows Way, Suite 400

Jacksonville, Florida 32256

September 6, 2018

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Washington, D.C. 20549

Re:ParkerVision, Inc.

Registration Statement on Form S-1

File No. 333-226738 (the “Registration Statement”)

Dear Mr. Spirgel:

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, September 10, 2018, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

PARKERVISION, INC.

By: /s/ Cynthia Poehlman

Name: Cynthia Poehlman

Title: Chief Financial Officer